S&W Announces Results for the Second Quarter Ended December 31, 2011

Strong Sales Trends Continue; Year to Date Seed Revenues Increase 733%

For Immediate Release

Contact:	Robert Blum, Joe Dorame, Joe Diaz	Matt Szot
	Lytham Partners, LLC	Chief Financial Officer
	602-889-9700	S&W Seed Company
	sanw@lythampartners.com	559-884-2535
	www.lythampartners.com	www.swseedco.com

FIVE POINTS, California – February 8, 2011 – S&W Seed Company (Nasdaq: SANW) today announced financial results for its second fiscal quarter of 2012, which ended December 31, 2011.

Second Quarter Highlights:

- Revenues increased to $4.7 million from $910,000 in the comparable fiscal 2011 quarter marking a 420% increase;
- Seed revenues increased 689% to $4.1 million compared to $516,000 in the second quarter of fiscal 2011;
- Milling and other revenues increased 66% in the second quarter of fiscal 2012;
- First stevia revenues were recognized after pilot commercial harvest;
- EBITDA was $674,000 for the quarter, an improvement of $830,000 versus the loss in comparable period of the prior year;
- Net income totaled $443,000, an improvement of $525,000 over the loss in the comparable period of the prior year; and
- Basic and diluted earnings per share was $0.08 versus a loss of ($0.01) per share in the year ago period.

Six Months Ended December 31, 2011 Highlights:

- First half fiscal year 2012 revenues of $10.8 million compared to $1.8 million in the comparable period, a 488% increase;
- EBITDA was $1,625,000 for the first half of fiscal year 2012, an improvement of $2,084,000 versus the loss in the comparable period of the prior year; and
- Basic and diluted earnings per share for the first six months ended December 31, 2011 totaled $0.17 compared to a loss of ($0.06) per share in the comparable six month period of the prior year.

For the second quarter of fiscal year 2012, S&W reported revenue of $4.7 million versus $0.9 million in the comparable quarter last year; an increase of 420%. These results reflect both the strong demand of the company's proprietary alfalfa seed and the greatly increased price competitiveness due to the strategic decision to purchase its distributor's customer list and sell direct to dealers and large farms in key international markets. S&W reported operating income of $635,000 versus an operating loss of $216,000 in the comparable period of the prior year. Net income totaled $443,000, or $0.08 per basic and diluted share compared to a net loss of $82,000 or $(0.01) per basic and diluted share in the second quarter of the prior year.

For the six months ended December 31, 2011 S&W reported revenue of $10.8 million versus $1.8 million in the comparable period last year; an increase of 488%. S&W reported operating income of $1.5 million versus an operating loss of $573,000 in the comparable period of the prior year. Net income totaled $966,000, or $0.17 per basic and diluted share compared to a net loss of $336,000 or $(0.06) per basic and diluted share in the six months ended December 31, 2010.

The company's seed revenue totaled $4.1 million for the second quarter of fiscal year 2012 compared to $0.5 million in the prior year's second quarter. Revenue from the company's milling and processing operations totaled $654,000 in the quarter, an increase of 66% compared to $393,000 in the quarter a year ago. The increase in milling and processing revenues reflects the timing of the fall harvest, which occurred later this year than the previous year.

During the second fiscal quarter, the company recorded its first revenue from its stevia operations totaling approximately $25,000. The initial stevia harvest was conducted in a highly conservative way to preserve the plant roots in the stevia "stand", perform trial analysis and experiment with different harvesting methods. The company expects revenue from stevia to increase dramatically as the field continues to mature and the company refines its harvesting techniques.

Mark Grewal, president and chief executive officer of S&W Seed Company, commented, "We are very pleased with the continuing high demand for our proprietary alfalfa seed varieties, with record alfalfa seed revenues continuing into our second quarter. While the second quarter is typically characterized predominantly by domestic sales, in the second fiscal quarter of 2012, we had unprecedented Saudi demand. Our efforts to market directly into the Middle East were more successful than we anticipated. Dealers in the region have been rapidly selling through inventory and opening many new customer accounts in the process. We expect follow-on orders for summer 2012 plantings will be strong. We see this as a very good indication of potential future success in the region."

During the quarter, the company sold 1.1 million pounds of alfalfa seed. International sales accounted for 67% of seed sales, while domestic seed sales accounted for 33%.

According to the USDA, alfalfa hay is commanding record prices due to shortages and increased global demand. In December 2011, the USDA reported that the national average price was $199 per ton, compared with $121 per ton in the previous year. While not a direct correlation, with the significant increase in price for alfalfa hay, S&W expects increased demand for hay production in the future, which will, in S&W's opinion, also increase the demand for S&W's proprietary varieties.

Mr. Grewal continued, "Due to smaller than normal supplies of alfalfa seed in the marketplace, we continue to see strong pricing both internationally and domestically. S&W hopes to profit from favorable conditions in the market, by significantly expanding our seed production acreage in calendar 2012. The company currently has approximately 4,300 acres, secured or in the ground, for the 2012 harvest through both our contracted grower base as well as S&W farmed acreage. Although this is a 79% increase from the 2,400 acres harvested last year, we remain on the lookout for opportunities to further expand acreage where ever it makes commercial sense. This includes leasing land to farm alfalfa seed ourselves, when we believe we can profitably do so."

Mr. Grewal commented on stevia, "As we previously announced, we completed our trial harvest during September 2011 and shipped product to our partners at PureCircle during the second fiscal quarter, marking our first revenues in our stevia development program. We are very pleased that the trial results from this initial harvest exceeded the needs of PureCircle, including high percentages of the Reb-A sweetener component and low levels of moisture. We attempted to exercise the utmost prudence in our trial harvest to preserve the stand, but we hope to dramatically increase yields in future periods."

"We intend to significantly expand stevia acreage in 2012. The company is producing several million stevia plants in the greenhouse for transplantation onto between 80 and 150 additional acres. After several years of research and development and based on the results of our test harvest, we now feel sufficiently confident to start a measured expansion in our stevia leaf production program."

Matt Szot, chief financial officer of S&W Seed Company, commented, "We are pleased with the results of the second quarter. The strength in our sales highlighted the leverage of our business model, with net operating margins of 13.4% during the quarter. Additionally, our balance sheet remained strong with an orderly collections process, highlighted by an increase in our cash balances to $6.8 million and net working capital of $11.8 million. In addition to this liquidity, we also have an undrawn line of credit in the amount of $5 million with Wells Fargo."

Mr. Grewal concluded, "Fiscal year 2012 is on pace to be an excellent year for S&W Seed Company and, as we approach the end of 2012, we are optimistic about fiscal 2013. We look forward to capitalizing on our core assets to build shareholder value into the future."

Conference Call

S&W Seed Company has scheduled a conference call that same day, Wednesday, February 8, 2012, at 4:15 pm ET to review the results. Interested parties can access the conference call by dialing (877) 317-6789 or (412) 317-6789 or can listen via a live Internet webcast, which is available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors.htm. A teleconference replay of the call will be available for three days at (877) 344-7529 or (412) 317-0088, confirmation #10009559. A webcast replay will be available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors.htm for 30 days.

About S&W Seed Company

Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a leading producer of warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California. Additionally, the company has recently launched a business expansion initiative centered on its plan to mass produce stevia leaf in the U.S. in response to growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2011, its Quarterly Report on Form 10-Q for the period ended December 31, 2011, and in other filings made by the Company with the Securities and Exchange Commission.

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED BALANCE SHEETS

	December 31, 2011		June 30, 2011
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 6,808,285	$	3,738,544
Accounts receivable, net	4,064,315		1,803,909
Inventories	3,919,025		5,664,119
Prepaid expenses and other current assets	58,398		58,451
Deferred tax asset	352,393		352,393
TOTAL CURRENT ASSETS	15,202,416		11,617,416
Property, plant and equipment, net of accumulated depreciation	2,341,875		2,299,306
Other intangibles, net	637,044		502,436
Crop production costs	850,752		220,431
Deferred tax asset - long term	56,996		517,672
Other asset - long term	90,000		-
TOTAL ASSETS	$ 19,179,083	$	15,157,261
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 2,651,445	$	207,074
Accounts payable - related party	829,868		218,863
Accrued expenses and other current liabilities	102,374		169,060
TOTAL CURRENT LIABILITIES	3,583,687		594,997
TOTAL LIABILITIES	3,583,687		594,997
STOCKHOLDERS' EQUITY			
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	-		-
Common stock, $0.001 par value; 50,000,000 shares authorized; 5,800,000 issued and outstanding at December 31, 2011 and June 30, 2011	5,800		5,800
Additional paid-in capital	14,672,019		14,604,716
Retained earnings (deficit)	917,577		(48,252)
TOTAL STOCKHOLDERS' EQUITY	15,595,396		14,562,264
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 19,179,083	$	15,157,261

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Six Months Ended December 31,	
	2011	**2010**	**2011**	**2010**
Revenue				
Seed revenue	$ 4,073,865	$ 516,613	$ 9,959,177	$ 1,195,739
Milling and other revenue	654,164	393,043	884,531	647,060
Total revenue	4,728,029	909,656	10,843,708	1,842,799
Cost of revenue				
Cost of seed revenue	2,960,857	369,734	7,258,802	893,513
Cost of milling and other revenue	243,379	77,207	309,821	115,248
Total cost of revenue	3,204,236	446,941	7,568,623	1,008,761
Gross profit	1,523,793	462,715	3,275,085	834,038
Operating expenses				
Selling, general and administrative expenses	761,765	490,851	1,469,718	1,025,413
Research and development expenses	61,629	127,850	154,505	262,128
Depreciation and amortization	65,516	60,306	136,611	119,697
Total operating expenses	888,910	679,007	1,760,834	1,407,238
Income (loss) from operations	634,883	(216,292)	1,514,251	(573,200)
Other (income) expense				
Loss on disposal of fixed assets	26,362	-	26,362	5,706
Interest (income) expense, net	4,260	(3,165)	8,422	(7,143)
Net income (loss) before income tax expense (benefit)	604,261	(213,127)	1,479,467	(571,763)
Income tax expense (benefit)	161,197	(130,930)	513,638	(235,487)
Net income (loss)	$ 443,064	$ (82,197)	$ 965,829	$ (336,276)
Net income (loss) per common share:				
Basic	$ 0.08	$ (0.01)	$ 0.17	$ (0.06)
Diluted	$ 0.08	$ (0.01)	$ 0.17	$ (0.06)
Weighted average number of common shares outstanding:				
Basic	5,800,000	5,800,000	5,800,000	5,800,000
Diluted	5,804,207	5,800,000	5,817,006	5,800,000

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended December 31,		
		2011		**2010**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	965,829	$	(336,276)
Adjustments to reconcile net income (loss) from operating activities to net				
cash provided by (used in) operating activities				
Stock-based compensation		67,303		69,141
Change in allowance for doubtful accounts		(3,587)		-
Depreciation and amortization		136,611		119,697
Loss on disposal of fixed assets		26,362		5,706
Changes in:				
Accounts receivable		(2,256,819)		445,889
Inventories		1,745,094		(4,114,939)
Prepaid expenses and other current assets		53		(66,378)
Crop production costs		(630,321)		-
Deferred tax asset		460,676		(235,487)
Other asset - long term		(90,000)		-
Accounts payable		2,444,371		1,274,012
Accounts payable - related party		611,005		842,612
Accrued expenses and other current liabilities		(66,686)		89,878
Net cash provided by (used in) operating activities		3,409,891		(1,906,145)
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to property, plant and equipment		(175,150)		(231,982)
Acquisition of customer list		(165,000)		-
Proceeds from disposal of property, plant and equipment		-		4,500
Net cash used in investing activities		(340,150)		(227,482)
NET INCREASE OR (DECREASE) IN CASH		3,069,741		(2,133,627)
CASH AND CASH EQUIVALENTS, beginning of the period		3,738,544		7,830,517
CASH AND CASH EQUIVALENTS, end of period	$	6,808,285	$	5,696,890
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during the period for:				
Interest	$	-	$	-
Income taxes		-		-